Exhibit 99.1

SIGNA Sports United Announces

Updated FY22 Guidance

Outlook Summary:

•	FY22 net revenue expected between €1,250 million and €1,400 million[1]

•	FY22 Adjusted EBITDA margin expected in a (3.0)—0.0% range[1]

•	SIGNA Holding GmbH provides up to €100 million working capital facility

•	SIGNA Sports United is confident that favorable structural megatrends remain and confirms its long-term financial targets

Berlin, Germany (May 3, 2022) – SIGNA Sports United N.V. (“SSU” or the “Company”), a leading global sports e-commerce and technology platform, today announced revised net revenue guidance and communicated adjusted EBITDA guidance for fiscal year 2022.

In light of ongoing severe supply disruptions in the full-bike category and increased macroeconomic uncertainty, the Company anticipates FY22 net revenue in the range of €1,250 million to €1,400 million1.

The FY22 guidance revision is primarily driven by prolonged supply chain disruptions, anticipated to normalize into 2023. Indeed, third-party bio-bikes and e-bikes remain heavily affected by inventory shortage, resulting in significant unmet demand in the market. In addition, inflationary pressures combined with the current geopolitical situation are weighing further on consumer sentiment, resulting in a deteriorating operating environment in the short-term.

This challenging market environment is expected to have an adverse impact on FY22 profitability. As such, the Company anticipates FY22 adjusted EBITDA margin to be in a (3.0)—0.0% range1, mainly due to lower than anticipated revenues based on continued supply chain constraints in full-bike.

Stephan Zoll, CEO of SSU, said, “Despite current headwinds, we are confident that – as a market leader in sports specialist online retailing – we will continue to benefit from the favorable structural megatrends of health & wellness, increasing online penetration and the shift towards e-mobility.”

As such, SSU expects double digit topline growth to return once supply chain pressures ease and confirms its long-term financial targets2.

[1]	Current scope.
[2]	See ‘Long-term Financial Targets’ below.

The Company is focused on mitigating the short-term market challenges and uncertainties, and is poised to drive significant long-term value by executing on its three-pillar strategy: driving market share via its specialist customer proposition, consolidating customer access and verticalizing through M&A, and leveraging its assets to extend into complementary 3P business models.

Long-term Financial Targets

Source: Company Information.

Note: Metrics are presented on a Non-GAAP basis. Gross profit defined as Net revenues less cost of materials adjusted for extraordinary write-offs. Adj. EBITDA calculated as consolidated net income (loss) before interest, taxes, depreciation and amortization adjusted for acquisition related charges, reorganization and restructuring costs, consulting fees, share-based compensation and other items not directly related to current operations. Cost breakdown subject to preliminary cost mapping of acquired businesses. (1) Pro forma for Wiggle CRC (“WCRC”), Midwest Sports and Tennis Express acquisitions. WCRC closed concurrently with the de-SPAC transaction on 14-Dec-21. Tennis Express acquisition closed on 31-Dec-21. (2) Own e-commerce business. (3) Platform includes RMS and Marketplace businesses. (4) Capital Intensity defined as Capex as a % of Net Revenue.

SIGNA Holding GmbH Working Capital Facility

The Company has entered into a EUR50M revolving credit facility with SIGNA Holding GmbH an affiliate of its largest shareholder SIGNA International Sports Holdings GmbH. SIGNA Holding GmbH has also committed to provide the Company a further EUR50M in FY2023 should the Company require it. The credit facility will be utilized to fund general corporate purposes including working capital and capex.

Non-IFRS Financial Measures

The press release includes certain non-IFRS financial measures (including on a forward-looking basis). These non-IFRS measures are an addition, and not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with IFRS. SSU believes that these non-IFRS measures of financial results (including on a forward forward-looking basis) provide useful supplemental information to investors about SSU. SSU’s management uses forward-looking non-IFRS measures to evaluate SSU’s projected financials and operating performance. However, there are a number of limitations related to the use of these non-IFRS measures and their nearest IFRS equivalents, including that they exclude significant expenses that are required by IFRS to be recorded in SSU’s financial measures. In addition, other companies may calculate non-IFRS measures differently, or may use other measures to calculate their financial performance, and therefore, SSU’s non-IFRS measures may not be directly comparable to similarly titled measures of other companies. Additionally, to the extent that forward looking non-IFRS financial measures are provided, they are presented on a non-IFRS basis without reconciliations of such forward-looking non-IFRS measures due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations.

Forward Looking Statements

These forward-looking statements include, but are not limited to, statements regarding the Company’s intent, belief or current expectations; future events; the estimated or anticipated future results and revenues of the Company; future opportunities for the Company; future planned products and services; business strategy and plans; objectives of management for future operations of the Company; market size and growth opportunities; competitive position, technological and market trends; and other statements that are not historical facts. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “could,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “suggests,” “targets,” “projects,” “forecast” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters.

These forward-looking statements are based on the current expectations, beliefs and assumptions of the Company’s management and on information currently available to management and are not predictions of actual performance or further results. Forward-looking statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, the following, as well as the risk factors identified in the Company’s Securities and Exchange Commission filings: our future operating or financial results; our expectations relating to dividend payments and forecasts of our ability to make such payments; our future acquisitions, business strategy and expected capital spending; our assumptions regarding interest rates and inflation; business disruptions arising from the on-going coronavirus pandemic, in particular supply chain pressures and disruptions as well as the current geopolitical situation; our financial condition and liquidity, including our ability to obtain additional financing in the future to fund working capital, capital expenditures, acquisitions and other general corporate activities; estimated future capital expenditures needed to preserve our capital base; our ability to effect future acquisitions and to meet target returns; changes in general economic conditions in the Federal Republic of Germany, including changes in the unemployment rate, the level of consumer prices, wage levels, etc.; the further development of online sports markets, in particular the levels of acceptance of internet retailing; our customers’ behavior on mobile devices and our ability to attract mobile internet traffic and convert such traffic into purchases of our goods; our ability to offer our customers an inspirational and attractive online purchasing experience; demographic changes, in particular with respect to the Federal Republic of Germany; changes affecting inflation and interest rate levels; changes in our competitive environment and in our competition level; changes affecting currency exchange rates; the occurrence of accidents, terrorist attacks, natural disasters, fire, environmental damage, or systemic delivery failures; our inability to attract and retain qualified personnel; political changes; and changes in laws and regulations.

Forward-looking statements speak only as of the date they are made, and the Company assumes no duty to and does not undertake to update forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements and future results could differ materially from historical performance.

Definitions

Platform Revenue: Revenue derived from non-1P E-commerce business models (i.e., retail media sales, marketplace).

Gross Profit: Net revenues less cost of materials adjusted for extraordinary write-offs.

Adjusted EBITDA: Calculated as consolidated net income (loss) before interest, taxes, depreciation and amortization adjusted for certain items which SSU’s management believes do not reflect the core operating performance of the operating segments of SSU. Adjustments include material one-time items, share based compensation, consulting fees, restructuring costs, transaction related charges and other expenses.

Contacts:

SSU Press Contact

Justine Powell

j.powell@signa-sportsunited.com

+49 1523 464 9843

SSU Investor Contact

Alima Levy

a.levy@signa-sportsunited.com

+49 174 730 4938

About SIGNA Sports United:

Based in Berlin, Germany, SIGNA Sports United is a leading global sports e-commerce and technology platform in Bike, Tennis, Outdoor and Team Sports with 7.4 million active customers and 400+ million annual webshop visitors. SIGNA Sports United combines iconic webshop brands such as Wiggle, Chain Reaction Cycles, Fahrrad.de, Bikester, Probikeshop, Campz, Addnature, Tennis-Point, TennisPro, Outfitter and many more. SSU connects more than 1,000+ brand partners and 500+ independent offline retailers to its platform.

Further information: www.signa-sportsunited.com.

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